SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.

                                   FORM U-6B-2

                           Certificate of Notification

                              Filed by a registered
                               holding company or
                               subsidiary thereof
                                pursuant to Rule
                               20(d) adopted under
                               the Public Utility
                               Holding Company Act
                                    of 1935.

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

     1. Type of security or securities.

           First Mortgage Bonds (the Bonds)

     2. Issue, renewal or guaranty.

            Issue

     3. Principal amount of each security.

           $300,000,000 in aggregate principal amount

     4. Rate of interest per annum of each security.

           5.30%

     5. Date of issue, renewal or guaranty of each security.

           May 21, 2003

     6. If renewal of security, give date of original issue.

           Not Applicable

     7. Date of maturity of each security.

           May 15, 2033



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     8. Name of persons to whom each security was issued, renewed or guaranteed.

           The Bonds were issued to UBS Warburg LLC, Banc of America Securities LLC and Credit Suisse First Boston LLC as representatives of the underwriters (the Underwriters) named in, and pursuant to, the Underwriting Agreement dated May 14, 2003. The Underwriters then sold the Bonds to the public.

     9. Collateral given with each security, if any.

          The Bonds are secured primarily by (1) a like principal amount of non-interest bearing first and refunding mortgage bonds (the Class A Bonds) issued pursuant to the Indenture of Mortgage, dated January 1, 1945 (the Class A Indenture), between the Company and J P Morgan Chase Bank, and (2) the lien of the Indenture dated April 1, 1993 (the New Indenture), between the Company and The Bank of New York. The Class A Bonds are secured by a lien upon substantially all of the fixed property and franchises used or useful in the Company's public utility businesses (except cash, securities, contracts and accounts receivable, materials and supplies, natural gas, oil, certain minerals and mineral rights and certain other assets) now owned by the Company, with certain exceptions, and the bonds issued under the New Indenture (including the Bonds) are secured by a lien upon substantially all of the properties of the Company used in the generation, transmission and distribution of electric energy, together with any other property which the Company may elect to subject to such lien. The lien of the New Indenture is junior to the lien of the Class A Indenture.

     10. Consideration received for each security.

           The Bonds were sold to the Underwriters at 99.832% of the principal amount thereof and to the public at 99.807% of the principal amount thereof. The Company received aggregate proceeds before expenses of $296,796,000.

     11. Application of proceeds of each security.

           The net proceeds from the sale of the Bonds, together with certain other funds, will be used for the redemption of First Mortgage Bonds, 7.625% Series due June 1, 2023 (face amount $100 million, callable at 103.66%) and 7.5% Series due June 15, 2023 (face amount $150 million, callable at 103.44%), and for the repayment of 7.55% Junior Subordinated Debentures, Series A due September 30, 2027 which are held by SCE&G Trust I, a statutory business trust which is a consolidated subsidiary. The repayment of the Junior Subordinated Debentures will cause the mandatory redemption by SCE&G Trust I of its 7.55% Trust Preferred Securities, Series A (face amount $50 million, redeemable at par).

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b)

b. the provisions contained in the fourth sentence of Section 6(b)

c. the provisions contained in any rule of the commission other than Rule 48 X


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     13.    If the security or securities were exempt from the provisions of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable

     14.    If the security or securities are exempt from the provisions of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not applicable

     15.    If the security or securities are exempt from the provisions of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52


                            South Carolina Electric & Gas Company


                            By:      /s James E. Swan, IV
                                     -----------------------------------
                                     James E. Swan, IV
                                     Controller

Dated:  June 2, 2003